787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 28, 2012

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds
Post-Effective Amendment No. 47 to the Registration Statement Filed on June 15, 2012
Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the Staff provided in a telephone conversation with the undersigned on June 20, 2012.  The Amendment contains the prospectus and Statement of Additional Information for the Aberdeen Emerging Markets Debt Fund (the “Fund”), a series of the Registrant.

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                                    The investment objective of the Fund is long-term total return.  Please define “total return” in the Prospectus.

Response:                                                                     The Registrant has added a statement of the investment objective at the beginning of the section entitled “Fund Details — Additional Information about Principal Strategies,” and following such statement has disclosed that “total return includes all aspects of return, including dividends, interest and share price appreciation/depreciation.”

Comment No. 2:                                    In the fee table, please disclose the maximum deferred sales charge for Class A shares.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:                                                                     The Registrant respectfully declines to take this comment, but has added a footnote to the fee table explaining the circumstances under which a deferred sales charge will be charged to Class A shares and the amount of such charge.

Comment No. 3:                                    In the fee table, please move the reference to footnote 1 to “Other Expenses” and modify the footnote to reference “Other Expenses” instead of “Annual Fund Operating Expenses.”

Response:                                                                     The requested changes have been made.

Comment No. 4:                                    Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                     The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus.  The Registrant filed an amended Exhibit A to the expense limitation agreement with the Amendment, reflecting the addition of the Fund to the agreement.

Comment No. 5:                                    The “Principal Strategies” section states that “[e]merging market securities include securities that are economically linked to an emerging market country….”  Please explain supplementally the meaning of “economically linked.”

Response:                                                                     The Registrant has deleted the portion of the above-referenced sentence that states that emerging market securities include securities include securities that are “economically linked to an emerging market country.”  The sentence now reads as follows:

“Emerging market securities include securities that are issued by: (a) government-related bodies of emerging market countries; and/or (b) corporations that (i) are organized under the laws of, or have their principal office in, an emerging market country, (ii) have their principal securities trading market in an emerging market country, or (iii) alone or on a consolidated basis derive 50% or more of their annual revenue or assets from goods produced, sales made or services performed in emerging markets countries.”

Comment No. 6:                                    The “Principal Strategies” section states that “[e]merging market securities include securities … which are issued by:…corporations that (i) are organized under the laws of, or have their principal office in, an emerging market country, [or] (ii) have their principal securities trading market in an emerging market country….”  Please explain supplementally how the criteria listed in (i) and (ii) of such sentence expose the Fund’s assets to the economic fortunes and risks of an emerging market country.

Response:                                                                     In the release adopting Rule 35d-1 under the Investment Company Act of 1940, as amended, the Securities and Exchange Commission (“SEC”) provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name.  In addition, the release proposing Rule 35d-1 suggested that the following types of securities, among others, could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; and (ii) securities that are traded principally in a country or region.  The Fund’s criteria listed in (i) and (ii) of the sentence referenced above are consistent with the SEC’s guidance in the proposing release.

Comment No. 7:                                    The “Principal Strategies” section states that “[d]ebt securities, for purposes of the 80% policy, include…interest rate swaps, foreign exchange,…and private placements….”  Please explain supplementally how interest rate swaps, foreign exchange and private placements are the equivalent of debt.

Response:                                                                     The Registrant has deleted the reference to “foreign exchange” from the above-referenced disclosure and has clarified that the interest rate swaps and private placements are “debt related.”

Comment No. 8:                                    Please state supplementally how derivatives will be valued for purposes of the Fund’s 80% investment policy.  Please confirm that the Fund will not use the notional value of its derivatives for purposes of the Fund’s 80% investment policy.

Response:                                                                     The Fund will value its derivatives using mark-to-market value for purposes of its 80% investment policy and will not use the notional value of its derivatives for purposes of such policy.

Comment No. 9:                                    The “Principal Risks” section lists certain risks that are not included in the section of the prospectus required by Item 9 of Form N-1A.  Please ensure that all risks listed under the “Principal Risks” section are included in the section required by Item 9.

Response:                                                                     The Registrant has conformed the risk disclosure so that all risks listed under the “Principal Risks” section are included in the section required by Item 9.

Comment No. 10:                              Please disclose how much notice the Fund will provide relating to a change in the Fund’s investment objective.

Response:                                                                     The Registrant has not added disclosure regarding the notice period to be given in the event of a change in the Fund’s investment objective, as the Fund’s ability to change its investment objective without shareholder approval is not subject to any specific notice requirement.

Comment No. 11:                              Please revise the information under the section entitled “Fund Details — Additional Information about Investments, Investment Techniques and Risks” so that principal investment techniques and risks are disclosed in separate subsections.

Response:                                                                     The above-referenced section has been split into two sections, one entitled “Additional Information about Investments and Investment Techniques,” containing information about the Fund’s investments and investment techniques, and one entitled “Additional Information about Risks,” containing information about the Fund’s risks.

Comment No. 12:                              The Fund’s fundamental investment restriction relating to concentration states that, among others, “equipment finance, premium finance, leasing finance, consumer finance and other finance” are considered separate industries for purposes of the restriction.  Please explain how the Fund is not reserving freedom of action to concentrate in finance.

Response:                                                                     The Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen Funds, whose fundamental restrictions cannot be changed without shareholder approval.  All of the Aberdeen Funds, including the Fund, rely on a third party industry classification system (e.g., GICS or Barclays Live) for industry concentration tests, notwithstanding the statement defining separate industries contained in the fundamental restriction.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP